SECURITIES AND EXCHANGE COMMISSION
                             WASHINGTON, D.C. 20549
                              ____________________


                                  SCHEDULE 13D
                    UNDER THE SECURITIES EXCHANGE ACT OF 1934
                               (Amendment No. 5)*

                               CONSOL Energy Inc.
          _____________________________________________________________
                                (Name of Issuer)
                     Common Stock, par value $.01 per share
          _____________________________________________________________
                         (Title of Class of Securities)

                                   20854P 10 9
          _____________________________________________________________
                                 (CUSIP Number)

                                  Jens Gemmecke
                     Head Legal Acquisitions and Divestments
                             RWE Aktiengesellschaft
                                  Opernplatz 1
                   D-45128 Essen, Federal Republic of Germany
                                011 49-201-12-00
          _____________________________________________________________

                  (Name, Address and Telephone Number of Person
                Authorized to Receive Notices and Communications
                                 With a copy to:
                              Peter S. Wilson, Esq.
                           Cravath, Swaine & Moore LLP
                                 Worldwide Plaza
                                825 Eighth Avenue
                               New York, NY 10019
                                 (212) 474-1000

                                February 13, 2004
          _____________________________________________________________
             (Date of Event Which Requires Filing of this Statement)

          If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D, and is filing this schedule because of Sections 240.13d-1(e), 240.13d-1(f) or 240.13d-1(g), check the following box. [ ]

          Note: Schedules filed in paper format shall include a signed original and five copies of the schedule, including all exhibits. See Section 240.13d-7 for other parties to whom copies are to be sent.

          *The remainder of this cover page shall be filled out for a reporting person's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

          The information required on the remainder of this cover page shall not be deemed to be "filed" for the purpose of Section 18 of the Securities Exchange Act of 1934 ("Act") or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

CUSIP No. 20854P 10 9

________________________________________________________________________________
1    NAME OF REPORTING PERSONS
     I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (ENTITIES ONLY)

     RWE Aktiengesellschaft

________________________________________________________________________________
2    CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (SEE INSTRUCTIONS)
                                                                 (a)  [_]
                                                                 (b)  [_]

________________________________________________________________________________
3    SEC USE ONLY

________________________________________________________________________________
4    SOURCE OF FUNDS (SEE INSTRUCTIONS)

     AF

________________________________________________________________________________
5    CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED
     PURSUANT TO ITEMS 2(d) OR 2(e)                                   [_]

________________________________________________________________________________
6    CITIZENSHIP OR PLACE OF ORGANIZATION

     THE FEDERAL REPUBLIC OF GERMANY

________________________________________________________________________________
               7    SOLE VOTING POWER

  NUMBER OF         0

   SHARES      _________________________________________________________________
               8    SHARED VOTING POWER
BENEFICIALLY
                    16,622,932
  OWNED BY
               _________________________________________________________________
    EACH       9    SOLE DISPOSITIVE POWER

  REPORTING         0

   PERSON      _________________________________________________________________
               10   SHARED DISPOSITIVE POWER
    WITH
                    16,622,932

________________________________________________________________________________
11   AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

     16,622,932

________________________________________________________________________________
12   CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN
     SHARES (SEE INSTRUCTIONS)

                                                                      [_]

________________________________________________________________________________
13   PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

     18.5%

________________________________________________________________________________
14   TYPE OF REPORTING PERSON (SEE INSTRUCTIONS)

     HC

          This Amendment No. 5 amends and supplements the Statement on
Schedule 13D initially filed on June 7, 1999, with the Securities and Exchange Commission (the "SEC") by RWE Aktiengesellschaft, a corporation organized under the laws of the Federal Republic of Germany ("RWE"), as previously amended by Amendment No. 1 filed with the SEC by RWE on September 5, 2001; Amendment No. 2 filed with the SEC by RWE on June 2, 2003; Amendment No. 3 filed with the SEC by RWE on September 19, 2003; and Amendment No. 4 filed with the SEC by RWE on October 3, 2003 (such Schedule 13D as so amended and restated, the "Schedule 13D"), which Schedule 13D relates to the common stock, par value $.01 per share (the "Common Stock"), of CONSOL Energy Inc. (the "Issuer"). Unless otherwise defined herein, capitalized terms used herein have the respective meanings ascribed thereto in the Schedule 13D.

Item 4.  Purpose of Transaction

          Item 4 of the Schedule 13D is hereby amended and supplemented by inserting the following paragraph as the next to last paragraph of such item:

          In connection with an exercise of the Placement Right (granted to the placement agent under an option agreement (the "Option Agreement") entered into in connection with the transaction reported on by Amendment No. 3 to the
Schedule 13D), on February 13, 2004, RWE Power Aktiengesellschaft (formerly named RWE Rheinbraun Aktiengesellschaft and hereinafter "Power"), through which RWE beneficially owns all of its Common Stock of the Issuer, agreed to sell all of its remaining Common Stock of the Issuer, 16,622,932 shares, at a price of $21.75 per share to a number of investors in a private placement that is scheduled to close on February 20, 2004. Power will pay a placement fee of 50 cents per share to the placement agent. The excess of the purchase price per share in this transaction over $17.82 will be paid to the investors that purchased shares under the Placement Agreement dated September 18, 2003 (relating to the transaction reported on by Amendment No. 3 to the Schedule
13D), on a pro rata basis based on the number of shares purchased by each such purchaser. The placement agreement dated February 13, 2004 (the "Third Placement Agreement") among Power, the Issuer and the placement agent relating to the transaction reported on by this Amendment No. 5 is filed as Exhibit 7 hereto and is incorporated herein by reference.

Item 5. Interest in Securities of the Issuer

          Paragraph (a) of Item 5 of the Schedule 13D is hereby amended and supplemented by deleting such paragraph and replacing such paragraph with the following:

(a) As of the date of this Amendment No. 5, the aggregate amount of Common Stock of the Issuer beneficially owned by RWE is 16,622,932 shares, representing approximately 18.5% of the total number of shares of the Issuer's Common Stock outstanding (based on the 89,803,864 shares represented by the Issuer as outstanding as of October 31, 2003, in its Quarterly Report on Form 10-Q/A for the period ended September 30, 2003). RWE beneficially owns the 16,622,932 shares through its wholly-owned subsidiary Power. Upon closing of the private placement reported on by this Amendment No. 5, RWE does not expect to beneficially own any shares of the Issuer's Common Stock.

          Paragraph (c) of Item 5 of the Schedule 13D is hereby amended and supplemented by deleting the first sentence of such paragraph and replacing such sentence with the following:

          Other than the agreement to sell Power's remaining 16,622,932 shares of the Issuer's Common Stock in conjunction with the private placement reported on by this Amendment No. 5, there has been no transaction in the Common Stock effected by RWE or its subsidiaries within the past sixty days.

Item 6. Contracts, Arrangements, Understandings or Relationships With Respect to Securities of the Issuer

          Item 6 of the Schedule 13D is hereby amended and supplemented by deleting the third paragraph of such Item and replacing such paragraph with the following:

          In connection with the private placements described in Item 4, including the private placement reported on by this Amendment No. 5, Power has entered into the Placement Agreement, the Option Agreement, the Second Placement Agreement and the Third Placement Agreement.

Item 7. Materials to be Filed as Exhibits

          Item 7 of the Schedule 13D is hereby amended and supplemented by adding the following Exhibit to such Item:

Exhibit 7 Third Placement Agreement dated February 13, 2004, among Power, the Issuer and the placement agent.

                                    Signature

          After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

Date:    February 13, 2004

                             RWE AKTIENGESELLSCHAFT,

                             By ____________________________________
                                Name:  Georg Lambertz
                                Title: Vice President Finance



                             By ____________________________________
                                Name:  Andreas G. Zetzsche
                                Title: Vice President Mergers and Acquisitions